FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Skuba Herbert S.	2. Issuer Name and Ticker or Trading Symbol ESB Financial Corporation (ESBF)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 728 Morningstar Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year October 1, 2002
(Street) Ellwood City, PA 16117		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								73,594.4308(1)	I

The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial ower of the securities for purposes of Section 16 or for any other purpose - Owned by Ellwood City Hospital of which Mr. Skuba is the President and CEO.

Common Stock								23,966(2)	D	Individual
Common Stock								45,508(3)	D	Husband and Wife
Common Stock								31,814(4)	I	By Wife
Common Stock								4,639(5)	D	IRA
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (Right to Buy)	$6.78							07-01-96	07-01-06	Common Stock	5,265(6)			D
Stock Options (Right to Buy)	$7.37							06-17-97	06-17-07	Common Stock	1,432(7)			D
Stock Options (Right to Buy)	$11.36							06-16-98	06-16-08	Common Stock	3,484(8)			D
Stock Options (Right to Buy)	$8.84							06-15-99	06-15-09	Common Stock	4,118(9)			D
Stock Options (Right to Buy)	$7.21							06-12-00	06-12-10	Common Stock	4,118(10)			D
Stock Options (Right to Buy)	$9.39							11-20-01	11-20-11	Common Stock	3,600(11)			D

Explanation of Responses:

(1) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the acquisition of 12,265.7384 additional shares of common stock.
(2) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the reporting person's acquisition of 3,994 additional shares of common stock.
(3) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the reporting person's acquisition of 7,584 additional shares of common stock.
(4) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the acquisition of 5,302 additional shares of common stock.
(5) On September 30, 2002, ESB Financial Corporation had a six-for-five stock split, resulting in the reporting person's acquisition of 773 additional shares of common stock.
(6) The stock option was previously reported as covering 4,388 shares at an exercise price of $8.14 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002.
(7) The stock option was previously reported as covering 1,194 shares at an exercise price of $8.84 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002.
(8) The stock option was previously reported as covering 2,904 shares at an exercise price of $13.63 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002.
(9) The stock option was previously reported as covering 3,432 shares at an exercise price of $10.61 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002.
(10) The stock option was previously reported as covering 3,432 shares at an exercise price of $8.646 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002.
(11) The stock option was previously reported as covering 3,000 shares at an exercise price of $11.27 per share, but was adjusted to reflect a six-for-five stock split on September 30, 2002.

By: /s/ Herbert S. Skuba **Signature of Reporting Person	October 1, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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